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Exhibit 99.1

IMPERIAL TOBACCO GROUP PLC

PRELIMINARY RESULTS FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2003

HIGHLIGHTS

  •
  Strong profit delivery:

  •
  Adjusted** operating profit of £1,135m—up 44%

  •
  Adjusted** pre-tax profit of £898m—up 40%

  •
  Adjusted** operating margin up to 35.5% from proforma 29% at time of Reemtsma acquisition

  •
  Rapid and successful integration of Reemtsma:

  •
  Synergies of some £150m realised in 2003, exceeding initial estimates of £140m

  •
  Synergy delivery for 2004 around £210m, against initial £170m target

  •
  Adjusted** earnings per share of 90.0p—up 32%

  •
  Full year dividend of 42.0p—up 27%

  •
  UK: Reinforced number one position with cigarette market share up to 44%—the highest for 20 years

  •
  Germany: Growth in overall market share to 21.4%, driven by leadership in other tobacco products sector

  •
  Rest of Western Europe: Good domestic trading performances with improved margins across the region:

  •
  Spain: market share increased to 4.2%

  •
  Greece: highest-ever market share, up to 6.9%, driven by the continuing strong performance of Davidoff

  •
  Rest of the World: Continues to be strong volume generator for the Group with improving profitability:

  •
  Central and Eastern Europe: positive volume progress, with West up 18%

  •
  Significant long-term development opportunities:

  •
  China: 10-year commercial agreement signed with Yuxi Hongta Group for the production and distribution of West cigarettes in China

  •
  Turkey: construction of factory for the production and distribution of cigarettes in Turkey

  •
  Well positioned for future growth: Enhanced international platform and strong brand and product portfolio

**
Operating profit, pre-tax profit, operating margin and earnings per share are before amortisation and exceptional items.

        Summarising today's announcement, Gareth Davis, Chief Executive, said:

        "Organic growth in our key markets, coupled with the first full year contribution from Reemtsma and synergy benefits, has delivered another excellent set of results. We continue to focus on delivering value to our shareholders and this is reflected in the 32 per cent increase in earnings per share and the 27 per cent increase in the full year dividend.

        The rapid and successful integration of Reemtsma since acquisition in May 2002 has already realised some £150 million in cost savings in 2003, indicating a full year benefit of around £210 million in 2004, exceeding our initial forecasts.

        I am delighted to confirm today that we have made tangible progress in the Chinese market through the signing of a 10-year commercial agreement with the Yuxi Hongta Group for the production and distribution of West cigarettes in China. Production is due to begin before the end of the year, and although volumes will be modest initially, in a market of 1.7 trillion cigarettes there are significant long-term growth opportunities for the Group.

        In Turkey we are building a cigarette factory which we expect to be fully operational by early 2005. The Turkish market is the seventh largest in the world at over 100 billion cigarettes and represents another growth opportunity.

        This has been another very successful year for Imperial Tobacco, building on our enhanced international platform, strong brand portfolio and efficient cost base. I believe we have never been in a better position to continue our proven track record of driving sustained profitable growth and delivering value to our shareholders."

ENQUIRIES

        Alex Parsons, Group Media Relations Manager +44 (0)7967 467 241

        Nicola Tate, Investor Relations Manager +44 (0)117 933 7082

        Imperial Tobacco Group PLC +44 (0)117 963 6636

        High-resolution photographs are available to the media free of charge at: www.newscast.co.uk +44 (0)20 7608 1000

        Imperial Tobacco's 2003 Preliminary Results are available on our website: www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

	2003			2002
• Adjusted operating profit(1)	£1,135m ($1,886m	)	Up 44%	£789m
• Adjusted pre-tax profit (1)	£898m ($1,492m	)	Up 40%	£642m
• Adjusted profit after tax (1)	£655m ($1,089m	)	Up 41%	£465m
• Adjusted earnings per share (1)	90.0p (149.6c	)	Up 32%	68.4p
• Dividend per share	42.0p (69.8c	)	Up 27%	33.0p
• Turnover	£11,412m ($18,967m	)	Up 38%	£8,296m
• Operating profit	£881m ($1,464m	)	Up 46%	£603m
• Pre-tax profit	£656m ($1,090m	)	Up 55%	£423m
• Profit after tax	£424m ($705m	)	Up 50%	£283m
• Basic earnings per share	58.1p (96.6c	)	Up 42%	41.0p
• Diluted earnings per share	57.9p (96.2c	)	Up 42%	40.8p

(1)
Adjusted to exclude the effect of amortisation and exceptional items. Management believes that reporting results before amortisation and exceptional charges (adjusted operating profit, adjusted profit before tax and adjusted earnings per share) provides a better comparison of underlying business performance for the year.

        The exchange rate of US $1.662 to the £1, the pound sterling noon buying rate on 30 September 2003, has been used to translate this statement prepared under UK GAAP.

CHAIRMAN'S STATEMENT

        In a year of transformation for Imperial Tobacco, following the step change in the scale and potential of the business resulting from the acquisition of Reemtsma in 2002, I am very pleased to be reporting yet another excellent set of results.

        Our track record of organic growth and strategic acquisitions has taken us from a strong UK base to become the world's fourth largest international tobacco company with our products sold in over 130 countries. We have increased and internationalised our cigarette portfolio, we are the world's leading manufacturer of roll your own tobacco and rolling papers, and we have seen our volumes grow from 42 billion cigarette equivalents in 1997 to over 220 billion cigarette equivalents today.

        Our performance in 2003 maintains an unbroken track record of strong earnings and dividend growth, and clearly demonstrates our consistent ability to create sustainable shareholder value.

2003 PERFORMANCE

        In the first full year of the enlarged business, adjusted operating profit before amortisation and exceptional items was up 44 per cent on 2002 to over £1.1 billion, with turnover excluding duty also up 44 per cent to £3.2 billion. Operating profit, after amortisation and exceptional items, was up 46 per cent to £881 million (2002: £603 million). These results reflect organic growth trends across many of our key markets, together with the delivery of some £150 million synergies generated following the Reemtsma acquisition, and a full year's contribution from that business.

        The adjusted profit on ordinary activities before tax was up 40 per cent to £898 million (2002: £642 million), after charging £237 million net interest (2002: £147 million). The interest charge includes the full year effect of financing the Reemtsma acquisition.

        This performance has delivered basic earnings per share of 58.1 pence (2002: 41.0 pence) and adjusted earnings per share of 90.0 pence, an increase of 32 per cent on 2002.

DIVIDEND

        Your Directors are recommending a final dividend of 30.0 pence per share, making a total dividend for the year of 42.0 pence. This represents an increase of 9.0 pence per share, or 27 per cent on the total 2002 dividend.

        The dividend will be paid on 20 February 2004 to shareholders on the register at the close of business on 23 January 2004.

CONSISTENT STRATEGY DELIVERING CONTINUED GROWTH

        Imperial Tobacco's strategy remains to create sustainable shareholder value by growing its international operations, both organically and through acquisitions, while continuing to strengthen its position in the core markets of the UK and Germany. The consistent application of this strategy has delivered compound annual growth in adjusted earnings per share of 18 per cent and in dividends per share of 15 per cent since Listing in 1996.

        We are in an excellent position to continue this successful strategy. We have enhanced our international potential by strengthening our positions in existing markets and developing new markets, giving us more opportunity to exploit our comprehensive international portfolio of tobacco products. While focused on profitable sales growth, we remain committed to generating cost savings across all aspects of the business. In addition, we continue to evaluate potential acquisitions which meet our rigorous strategic and financial criteria.

SENIOR MANAGEMENT

        Recognising the transformation in the scale of the business, I am delighted to welcome David Cresswell, as Manufacturing Director, Frank Rogerson, as Corporate Affairs Director and Bruce Davidson, as Sales and Marketing Director, to the Board. The Sales and Marketing operation has subsequently been reorganised into seven areas of operation: Western Europe, Central Europe, Eastern Europe, Africa and the Middle East, Asia Pacific, Australasia and Global Duty Free/Travel Retail.

        Further strengthening the management overview of the strategic direction and operations of the Group, the senior management steering group, the Chief Executive's Committee, was expanded in June to include Alison Cooper, Director of Finance and Planning and Kathryn Brown, Group Human Resources Director, who join the Executive Directors on the Committee.

        Ludger Staby resigned from his position as a Non-Executive Director of the Company and from the Supervisory Board of Reemtsma. The Board also accepted the resignation of Manfred Haussler, Sales and Marketing Director, from the PLC Board and as Speaker of the Vorstand, Reemtsma Germany's Board of Directors.

CORPORATE RESPONSIBILITY

        The Board takes its obligations as a responsible corporate citizen seriously and is committed to high standards of corporate governance ensuring this is reflected across all aspects of the business.

        Governments around the world are pursuing in varying degrees the further regulation of tobacco products. We continue to manage these challenges and seek to engage with governments to find workable, practical solutions to changing regulations.

        In particular, in the UK, we were pleased to sign a Memorandum of Understanding with HM Customs & Excise in July 2003, formalising jointly developed protocols to combat the smuggling of tobacco products. We have also supplied information to the Office of Fair Trading in relation to certain of its enquiries into the operations of the UK tobacco supply chain. Investigations by the German authorities into Reemtsma trading practices, which relate to a period prior to acquisition, are ongoing. We continue to co-operate fully with the authorities in their investigations, which in some instances could last several years.

        The operating environment section reviews our progress in meeting the expectations of a wide range of stakeholders and a more detailed review of our activities will be published on our website in December 2003: www.imperial-tobacco.com

OUTLOOK

        It has been a year of transformation and strong profit delivery, following the acquisition of Reemtsma in May 2002. The two businesses have proved to be an excellent fit, providing a much stronger platform for future growth and enhanced profitability. This inherent growth potential continues to be realised with synergies of some £150 million delivered in 2003, rising to a full year delivery of around £210 million in 2004, ahead of the £170 million forecast at the time of the acquisition.

        The search to improve profitability throughout the business continues and the ongoing review of manufacturing capacity together with other initiatives will generate further cost savings on an ongoing basis. These cost savings will not only support margin improvements, but will release funds for investment in brands and markets, driving forward the sustained profit development of the business.

        As we move into the next phase of our development, we are seeing the transfer of skills, experience and best practice across the Group. It is testimony to the strength and commitment of all our employees that, in a year of such significant change, we have delivered yet another strong set of results.

        While external regulatory, economic and political pressures will continue, I believe we have never been better placed to continue to create long-term value for our shareholders.

Derek Bonham
Chairman

OPERATING AND FINANCIAL REVIEW

REGIONAL PERFORMANCE HIGHLIGHTS

	Turnover ex duty 2003	Turnover ex duty 2002	Operating profit 2003	Operating profit 2002	Operating margins 2003	Operating margins 2002	Operating margins pro-forma(2) enlarged Group
	(£m)				(%)
UK	760	764	406	390	53.4	51.0	50.0

Germany	645	274	228	67	35.3	24.5	23.0

Rest of Western Europe	652	495	307	217	47.1	43.8	38.0

Rest of the World	1,143	686	194	115	17.0	16.8	15.0

Total as adjusted(1)	3,200	2,219	1,135	789	35.5	35.6	29.0

Amortisation	—	—	(203)	(83)

Exceptional items	—	—	(51)	(103)

Total as reported	3,200	2,219	881	603

(1)
Results before amortisation and exceptional items.

(2)
Proforma enlarged Group margins are for illustrative purposes based on 2002 Imperial Tobacco results including annualised Reemtsma results, in line with the proforma margin highlighted at the time of acquisition.

GROUP OPERATING PERFORMANCE

        2003 was another year of excellent progress for the Group, with the strong results reflecting organic growth in the underlying business, the synergies delivered through the successful integration of the Reemtsma acquisition and a full year's contribution from that business.

        Group turnover, excluding duty, grew by 44 per cent to £3,200 million and adjusted operating profit before amortisation and exceptional items also increased by 44 per cent to £1,135 million. Operating profit after amortisation and exceptional items was up 46 per cent to £881 million (2002: £603 million). The 2003 results also include delivery of the synergies of some £150 million; £35 million from production and purchasing efficiencies, £70 million from sales and marketing and £45 million from corporate and regional overheads. Of the 2003 synergies, £105 million was delivered in the second half, implying a full year benefit of around £210 million in 2004. The number of employees of the enlarged Group has reduced by around 1,500 from the announcement of the acquisition in March 2002.

        The Group adjusted operating margin increased significantly to 35.5 per cent from the proforma margin highlighted at the time of the Reemtsma acquisition of 29 per cent. This reflects the benefits of the rapid reorganisation and integration activities, complemented by some good trading performances and productivity improvements.

        UK operating profit in the year increased to £406 million from £390 million in 2002 and margins were up to 53.4 per cent (2002: 51 per cent). These increases reflect share growth, the benefits of manufacturer's price increases and a reduced cost base, partly offset by downtrading effects.

        Operating profit in Germany rose to £228 million in 2003 from £67 million in 2002. This result incorporates a full year of Reemtsma results, a positive overall trading performance, synergy benefits and a favourable euro exchange gain of approximately £20 million. In addition, a reduced cost base compared to that applied in the previous Reemtsma business helped the significant uplift in operating margins to 35.3 per cent in the year, compared to a proforma margin for the enlarged Group of 23 per cent.

        In the Rest of Western Europe, operating profit in the year grew to £307 million from £217 million in 2002. These results reflect strong underlying trading together with the first full year of Reemtsma results and the synergy benefits from the combination, with local cost savings being partly offset by an additional central overhead allocation. In addition, a favourable euro exchange gain of approximately £30 million further enhanced reported profit. Operating margins improved to 47.1 per cent compared with 43.8 per cent in 2002.

        In the Rest of the World, operating profit in the year increased to £194 million from £115 million in 2002. This increase incorporates a full year of Reemtsma results and reflects some encouraging performances despite challenging conditions in certain markets, notably those impacted by SARS, political unrest and the conflict in the Middle East. The expected synergies have been achieved, but these have been partly offset by currency losses of approximately £27 million. Operating margins nevertheless have shown a good improvement to 17 per cent in the year from the proforma margins of 15 per cent for the enlarged Group.

INTEREST

        The increase in the Group's interest charge for the year to £237 million, up from £147 million before the exceptional finance charge of £33 million in 2002, was mainly as a result of the full year's cost of financing the Reemtsma acquisition. Additionally, the strengthening of the euro increased the interest charge on the euro portfolio of debt by £14 million, offset by lower interest rates on the floating element of debt and cheaper bank facilities following the refinancing during the year. This resulted in an all-in cost of debt in 2003 of 6.1 per cent (2002: 6.1 per cent); excluding fees the cost of core debt was 5.6 per cent (2002: 5.7 per cent). Interest cover before amortisation and exceptional items was 4.8 times (2002: 5.4 times).

PROFIT BEFORE TAX

        Group adjusted profit before tax increased by 40 per cent to £898 million. Of this increase, exchange rate movements have contributed a net £9 million. Reported profit before tax, after amortisation and exceptional items was £656 million (2002: £423 million).

        In the year, profit before tax was increased by an exceptional gain of £12 million on the sale of the Dublin factory site. Other disposals, including the fermentation and printing plant at Lahr, the Caritas wholesale business and Liberty cigars in Germany had no material effect on the reported results. The £81 million provision brought forward in respect of the integration of Reemstma was fully utilised and further costs associated with synergies of £42 million were charged in the year. In addition, £5 million was provided in respect of the closure of the Meppel factory in The Netherlands, and a further £4 million in respect of the final element of the October 2001 restructuring.

        Profit was also enhanced by £7 million in respect of overpaid VAT, following a recent court case won by Sinclair Collis Limited concerning the VAT treatment of vending machines.

        Reported profit before tax was also subject to an increased amortisation charge of £203 million (2002: £83 million).

TAXATION

        The tax charge for the year was £232 million, representing an effective tax rate of 27.1 per cent (2002: 27.7 per cent) on profit before non-deductible amortisation. The tax rate on reported profit before tax was 35.4 per cent. The Group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain.

EARNINGS AND DIVIDENDS

        In 2003, the Group has delivered basic earnings per share of 58.1 pence (2002: 41.0 pence) and adjusted earnings per share of 90.0 pence (2002: 68.4 pence), an increase of 32 per cent. The proposed final dividend for 2003 is 30.0 pence per share, bringing the total dividend for the year to 42.0 pence per share, a 27 per cent increase. This is consistent with the Group's dividend policy of growing dividends broadly in line with earnings, but allowing for the cash impact of restructuring in the year.

        Total shareholder return since our Listing in 1996 was 294 per cent (2002: 290 per cent) at the end of September 2003, compared with an overall return of 26 per cent (2002: 8 per cent) from the FTSE All-Share Index.

        We have consistently delivered adjusted earnings and dividend growth, with compound returns of 18 per cent and 15 per cent respectively since 1996.

FINANCING AND LIQUIDITY

        During the year, the Group refinanced the remaining portion of the Reemtsma acquisition bank facilities with a syndicated facility, signed in December 2002, of £2.4 billion committed facilities and £400 million uncommitted facilities.

        The weakening of sterling, principally against the euro, during the year has adversely affected our reported net debt at the year end by £400 million compared to the previous year. At the year end, net debt including the deferred consideration for the remaining 9.99 per cent of the Reemtsma acquisition was £4.1 billion (2002: £3.7 billion), of which 16.5 per cent was denominated in sterling, 82.8 per cent in euros and 0.7 per cent in other currencies. At the year end, 76.7 per cent of gross debt (2002: 85.1 per cent) was fixed by way of interest rate derivatives.

CASH FLOW

        The Group consistently converts a high level of adjusted operating profit into operating cash flow after net capital expenditure, with an average conversion rate since 1997 of 87 per cent.

        In 2003, there were two working capital timing differences and cash outflows associated with the utilisation of the integration provision which affected the headline cash conversion rate. Adjusting for these factors, the underlying cash conversion rate was 100 per cent.

        The working capital timing differences arose principally from the profile of periodic UK VAT settlements and the impact of higher debtors as a result of the timing of the manufacturer's price increases in the UK.

        In 2003, these factors, combined with a significant exchange translation movement on net debt of £400 million, have resulted in an increase in closing net debt to £4.1 billion as at 30 September 2003.

UNITED KINGDOM

        The United Kingdom continues to make a significant contribution to the performance of the Group generating 36 per cent of adjusted operating profit in 2003.

        The UK Government announcement in October 2002 of increased duty paid indicative levels for EU travellers, from 800 cigarettes to 3,200, prompted an initial decline in the size of the UK duty paid market. However, the market stabilised towards the end of the year, and we estimate the UK duty paid cigarette market averaged 54 billion cigarettes in the year to September 2003 (2002: 56 billion) with a roll your own tobacco market of 2,800 tonnes (2002: 2,800 tonnes).

        We had another successful year in the UK, with our branded cigarette market share continuing to grow from an average of 42.9 per cent in 2002 to 44 per cent in 2003, further extending our market leadership.

        Lambert & Butler, the top selling UK cigarette brand family, grew market share to 16.2 per cent in September 2003. Richmond continued to strengthen and remains the second largest selling brand family in the UK with market share consistently growing in the four years since its launch to 12.2 per cent in September 2003. In the premium sector, Embassy has delivered another robust performance closing the year with market share of 3.9 per cent.

        In our second year of distributing the Marlboro brand family on behalf of Philip Morris, we have increased retail distribution such that its market share reached 7.5 per cent in September 2003.

        Our strong position in the roll your own tobacco market was maintained with a market share of over 64 per cent, with Golden Virginia retaining clear leadership of the category. Drum and Drum Gold, now available in new resealable pouches, strengthened their positions to 15.8 per cent market share at the end of the year.

        Rizla continued to hold over three-quarters of the rolling papers market and in September, we announced the introduction of Rizla Silver, a premium ultra-fine rolling paper. Our cigar range, including Classic, Panama and King Edward Coronets, had a good year with market share growing to 38.6 per cent of the small cigar sector.

        In light of UK legislation, which significantly restricted tobacco advertising and sponsorship, we have strengthened our brand availability and visibility at the point-of-sale. Our focus has been on developing a leading position in the supply of merchandising display furniture to retail outlets. We have over 33,000 units installed, in the various retail channels in the UK.

        In July 2003, Imperial Tobacco was voted "Supplier of the Year" by retailers from the convenience sector, beating more than 60 leading branded grocery and drinks manufacturers.

        In the UK, our key integration actions are now complete with the closure of the former Reemtsma company offices. Manufacturing of a range of private label products has been transferred to the UK, sales of which have not been included in the Group's market share.

        The size of the market will continue to be a key factor affecting our UK profit delivery. In the context of moderate market decline, we see opportunities to improve profits further through effective management of the brand portfolio and cost efficiencies. We will continue to transfer expertise gained through our extensive UK operations to other similar markets, such as those in the rest of Western Europe, ensuring that we share and build best practice and skills across the Group.

GERMANY

        Germany, the largest market in Western Europe, generated significant profits for the Group, accounting for 20 per cent of adjusted operating profit in the financial year.

        Following an excise duty increase in January 2003, the German market has seen an increasing search for value with consumers switching from cigarettes to other tobacco products, mainly in the roll your own and make your own sector. This market sector grew by 9 per cent to 24 billion cigarette equivalents, while the factory made cigarette market has declined by around 6 billion to 138 billion cigarettes. This decline has predominantly affected branded cigarettes, which decreased by around 5 per cent to 116 billion cigarettes, while private label cigarettes have increased slightly to 22 billion, 15.9 per cent of the market.

        Subsequent to the excise duty increase of one euro cent per cigarette in January 2003, the German Government announced further significant increases in tobacco tax on 8 May 2003, to finance the restructuring of the German health system. On 7 November 2003, the Federal Council Bundesrat decided to invoke a conciliation procedure to review the Government's tax proposals including the amounts, structure and timing of the increases. A final decision is expected by mid-December 2003.

        Our branded share of the total market, including other tobacco products, increased in 2003 to 21.4 per cent up from 21.1 per cent in 2002. We are market leaders in the growing other tobacco products sector, where our market share has increased from 23 per cent in 2002 to 33.5 per cent in 2003. Our cigarette market share has declined slightly to 19.6 per cent in 2003 from 20.3 per cent in 2002, mainly due to consumers switching between cigarettes and other tobacco products.

        During the financial year, the West brand franchise, including other tobacco products, strengthened its position in Germany with an increase in market share to 11 per cent in 2003, while West retained its position as the second largest selling cigarette brand in Germany. West Singles, an innovative make your own product launched in November 2001, has made a significant contribution to this success.

        The premium brand family Davidoff strengthened its position by increasing market share to an average of 1.1 per cent in 2003. The range was extended through the launch of Davidoff Ultra in November 2002 and Davidoff Slims in September 2003. R1 maintained its market leadership in the ultra light sector, with a market share of 1.8 per cent and Peter Stuyvesant performed robustly at 2.2 per cent of market in 2003.

        The Cabinet brand family, our best selling brand in the former East Germany, performed solidly with a market share of around 8 per cent in this region and was complemented by JPS Red, introduced in February 2003, further strengthening our position in this region.

        By successfully integrating the three German sales forces following the acquisition, we have realised significant synergies and improved our cost base. The refocusing of the sales force has ensured we are well placed to optimise our distribution in the convenience and supermarket sectors, where market share for other tobacco products has grown to more than 33 per cent. In addition, the former Reemtsma headquarters in Hamburg was sold in October 2003, and will close no later than June 2004.

        In an environment of regular tax increases, we expect to see increasing market segmentation with downtrading in cigarettes and migration to other tobacco products. With our market leadership position in other tobacco products, complemented by cigarette portfolio opportunities and cost efficient operations, we continue to be well positioned to benefit from the changing market dynamics.

REST OF WESTERN EUROPE

        The Rest of Western Europe has again delivered a strong performance. Good domestic results in a number of markets were enhanced by benefits from increased indicative levels available to UK travellers within the EU.

        In France, a significant tax increase in January 2003 has led to a market decline of 7.6 per cent between January and September 2003. In spite of the adverse external environment, we have succeeded in achieving improved margins in cigarettes, and in May 2003, West was launched in France, achieving widespread national distribution. In addition, we have grown our roll your own tobacco market share to 30 per cent, driven by the successful performance of Interval, averaging 13.5 per cent in the year.

        Our business in Southern Europe has made significant progress. Our greater focus on Italy has resulted in a strong performance for the combined portfolio assisted by the launch of Route 66 and benefiting from improved distribution and trade marketing structures. Volume and market share have increased in Spain, up to 4.2 per cent in September 2003 (2002: 3.7 per cent), and in Greece a record 6.9 per cent market share in 2003 was driven by the performance of Davidoff.

        In Belgium and Luxembourg, we have grown Interval and Route 66 while our key domestic brand Bastos performed robustly. Distribution agreements with Altadis in Belgium and Luxembourg were terminated in July 2003.

        In the face of overall cigarette market decline in Ireland, we have succeeded in growing market share, achieving 31.5 per cent in 2003 (2002: 31 per cent). In The Netherlands, despite some adverse trends in the roll your own tobacco market, Drum was stable at 24 per cent market share and Van Nelle grew to 25.5 per cent in September 2003. In the growing cigarette market, our share has increased to 2.7 per cent (2002: 2.4 per cent), supported by good performances from Davidoff and West.

        After a strong start to the year, sales in the important registered mobile operator sector, which includes cross-channel ferries, Eurotunnel shops and French and Spanish airports, have been tempered in some outlets by the impact of French domestic price increases in January 2003.

        During the year, the integration of Reemtsma has delivered substantial infrastructure savings and improved supply chain efficiencies throughout the region, following a programme of distributor rationalisation.

        Rising taxes in a number of markets will encourage cross border shopping within the EU. The next few years will be challenging but we believe we are well placed to meet these challenges. We are looking to benefit from the strength of the enlarged brand portfolio, by leveraging existing market positions and infrastructure, and continuing our focused approach to marketing expenditure.

REST OF THE WORLD

        The Rest of the World remains a strong volume generator for the Group accounting for 50 per cent of volumes with improving profitability.

        Our strategy for Central and Eastern Europe continues to be focused on strengthening our international strategic brands, particularly Davidoff and West, and expanding our presence in key markets while seeking to improve profitability.

        In Poland, historically high tobacco tax increases have led to an overall tobacco market decline and an erosion of industry margins. In July 2003 prices were increased, but the market continues to be highly competitive. Against this background, the increase in our market share from 17.9 per cent to 19.3 per cent was driven by growth in Mocne and West and the launch of Route 66.

        Our total sales volumes in the Ukraine exceeded last year, due to the strong development of Prima and R1, with R1 growing by 30 per cent since launch. We also increased prices in Ukraine, delivering improved margins.

        We continued to grow market share in Russia for the third consecutive year, rising to 5.1 per cent in September 2003. This was driven by the continuing development of Davidoff, West and R1, supported by the successfully established brand Maxim Classic. Davidoff shipment volumes grew by 24 per cent during the period, and the brand has gained strength from the increased demand for Davidoff Slims. In the highly competitive environment of the low and mid-priced segment, Maxim was launched in a round cornered pack in April 2003, and has been well received.

        In a year characterised by an increasingly competitive environment in Australia, cigarette volumes grew and share was broadly held at just under 18 per cent on the back of improvements driven by Superkings and Peter Stuyvesant. Roll your own tobacco volumes have also grown and our share has reached 62.4 per cent (2002: 61.4 per cent) through the exceptional performance of the Champion brand.

        In Asia Pacific, the world economic slowdown has adversely affected most Asian economies and the SARS outbreak especially impacted Taiwan, China, Singapore and Hong Kong.

        In Taiwan, these factors and a general destocking across the market have led to a decline in total market volumes from 42 billion to 39 billion cigarettes. Consequently, our volumes and market share have been under pressure, particularly due to our premium portfolio bias. In the last few months of the financial year we have seen a recovery in volumes, and market share appears to be stabilising, closing the year at 11.2 per cent (2002: 13 per cent). The implementation of a new sales and distribution organisation should further assist recovery.

        Our businesses in Vietnam and Laos continue to perform beyond expectations. Bastos enjoyed strong growth in Vietnam with an increase in volume of over 30 per cent during the year, taking our share to 8.6 per cent (2002: 8 per cent). In Laos our volumes have more than doubled over the past year.

        In China, our co-operation with the State Tobacco Monopoly Administration and the negotiations with the Yuxi Hongta Group, resulted in the signing of a formal contract for local production and distribution. Production of West is expected to start in December 2003.

        In the Middle East, growth continues to be driven by the excellent performance of Davidoff across the region, including the key markets of Saudi Arabia, the United Arab Emirates, Kuwait and Lebanon.

        In Africa, the political situation in the Ivory Coast appears to have stabilised and sales volumes are currently around two-thirds of their pre-crisis levels. Both Burkina Faso and Senegal have performed well during the year with improved volumes and market shares, and the West launch into the Senegalese market has made encouraging progress. There has been an excellent performance in Madagascar, which has returned to pre-conflict levels of profitability and Nigeria has made good progress in the year with volumes up 15 per cent on last year.

        In the Global Duty Free business, significant progress has been made with the enhanced portfolio, with over 180 new product listings; prices have increased and distributor arrangements rationalised.

        The key UK duty free market continues to perform well in both volume and share terms. Market share has grown to 38.3 per cent in 2003 (2002: 33.8 per cent), securing our leading position.

        The conflict in the Middle East along with the outbreak of SARS has had an adverse effect on the number of travellers this year which has particularly impacted upon duty free market volumes in Asia, where Davidoff has a strong brand presence.

        We see many growth opportunities for the Group in the Rest of the World, although the region is inherently more volatile than other regions in which we operate. We will continue to concentrate on growing our volumes and profitability in existing markets, looking for opportunities in new markets and making focused investments where we see long-term potential.

MANUFACTURING

        The integration of manufacturing throughout the combined Group has been a major feature of the year. Productivity has increased by 8 per cent over the year and unit costs have been reduced by 6 per cent compared to 2002. This performance would have been further improved had conflicts in the Middle East and Africa, along with the SARS outbreak not adversely affected operations. In addition in the EU, factories were managing packaging changes resulting from the EU Product Directive. Despite these factors, manufacturing contributed significantly to the overall synergy delivery of the Group.

        Simplification and rationalisation of product portfolios and packaging continue to be areas of focus, while maintaining our reputation as a flexible supplier of innovative and high quality products. In addition, we rationalised our supplier base, realising purchasing economies of scale. We also concentrated on the important area of business quality, particularly in applying common quality standards and measures, and have obtained ISO accreditations across a number of factories. The programme of Stock Keeping Unit reductions has been slow so far, mainly due to the demands of the new EU health warning requirements, and we plan to accelerate our work in the coming months.

        As part of the integration we have disposed of the fermentation and printing facilities at Lahr. Additionally, we recently announced closures in Meppel (roll your own tobacco packing facility), Cambodia (cigarette factory) and Avonmouth (distribution centre). The activities formerly conducted at these sites are being integrated into other existing facilities with no adverse effect on operations.

        At key locations around the world, we have invested in state-of-the-art equipment, further improving our efficiency and competitiveness. Capacity is being significantly increased in Russia to meet the market demand for our products. In Dublin, the new making and packing facility has been progressed during the year and will come on-stream in the first half of 2004. We have obtained a manufacturing licence to produce in Turkey and our greenfield site facility near Izmir will be operational in early 2005.

        In June, we simplified the structure of our manufacturing operations into three regions covering the Group's global operations. Each region has responsibility for all products including cigarettes, roll your own and pipe tobaccos, cigars, filters, tubes and rolling paper products. Within each region, "leading factories' have been identified to provide supporting activities to local satellite factories. Benefits will arise by avoiding service and support duplication.

        We have now established a consistent benchmarking system across our factories and are looking to develop this further, extending productivity and efficiency measures to the Group's supply chain, logistics and distribution activities.

        Moving towards a consistently measured production capability across the Group gives us significant opportunity to review and balance our total supply chain activity, while retaining the flexibility to react quickly to changing market conditions. This is an area from which we expect to gain significant benefit over the coming years.

        The future still holds considerable opportunities for further standardisation and capacity optimisation across the Group's product range. We will continue to focus on these opportunities, investing where appropriate, while keeping a tight control of costs.

OPERATING ENVIRONMENT

        We recognise that to build a sustainable profitable business, we need to ensure high standards of corporate responsibility across all aspects of our business. We have grown rapidly during recent years, both organically and through substantial acquisitions of businesses operating in widely different markets. This has created new opportunities and challenges as we build the profitability and sustainability of the business.

        A team focused solely on corporate responsibility has been established and tasked with embedding our corporate responsibility principles and practices into the Group's executive management processes and across the business.

        An external review was completed during 2003, and a strategy for stakeholder engagement and dialogue is being introduced to ensure stakeholders' views can be better understood and incorporated into management decision-making as appropriate.

        We take our obligation to act as a responsible corporate citizen seriously and are committed to our wider stakeholders and to supporting the local communities in which we operate. A more detailed review of the Group's corporate responsibility activities is to be published on our website (www.imperial-tobacco.com) in December 2003.

EMPLOYEES

        The health, safety and general welfare of all employees is a high priority. We believe that fundamental to our business success is the way in which we encourage and reward openness, innovation and good performance among our employees at all levels.

        The Group has an equal opportunities policy, which recognises and rewards ability and performance.

        We aim to promote good working relationships with employees and with their representatives through trade unions, works councils and other organisations. Where business changes may impact employment in a particular location, we aim to reconcile the needs of the business with those of employees, ensuring those that are affected are treated fairly. Mechanisms are put in place to inform and consult with employees and their representatives. The local community and other stakeholders may be involved if the changes are significant.

        The Group encourages employees to share in the financial success of the Company, through Sharesave, Share Matching and Long-Term Incentive Plans (where permitted by statute), which were extended to 27 countries in 2003.

PRODUCT STEWARDSHIP

        The Group believes no one should regard cigarettes as safe. We would welcome further discussion with government authorities to agree objective criteria and predictive tests by which they could judge whether future products offered a potentially reduced risk. Under the terms of the EU Directive 2001/37/EC, we provided the national authorities within the EU with information on the ingredients used in our tobacco products.

        Through the UK Tobacco Manufacturers' Association, we have continued to work with the UK Department of Health on the analysis of 44 smoke constituents in 25 cigarette brands representing around 60 per cent of the UK market. The study shows a strong relationship between almost all of the smoke constituents and the tar and carbon monoxide (CO) levels in the brands studied. This study calls into question the value of measuring smoke constituents other than tar, nicotine and CO routinely. Details of the study may be found at www.the-tma.org.uk

OCCUPATIONAL HEALTH, SAFETY AND THE ENVIRONMENT

        We continue to place a high priority on occupational health, safety and the environment (OHS&E), setting standards that go beyond basic compliance. The key issues identified in the 2002 OHS&E report remain our priority and progress will be outlined in more detail in the corporate responsibility review which will be published on our website (www.imperial-tobacco.com) in December 2003.

        The introduction of the ISO 14001 environmental management system to all manufacturing sites is on schedule and a total of seven sites have now gained certification.

        This progress is reflected in a 27 per cent increase in our score in the UK Business in the Environment Index 2002, raising our ranking from 144 to 75. Future scores may show a dip in performance until acquired sites are fully integrated.

        A climate change strategy for the Group has been developed following the Carbon Disclosure Project involving the Global 500 companies. A review of air-conditioning plants is underway, and vehicles with lower carbon emissions have been selected in revised fleet management contracts. The renewable energy contract in the UK has resulted in a reduction in carbon dioxide emissions of around 28,000 tonnes in the year. Independent energy audits in the EU, Central and Eastern Europe and our main African factories have been conducted this year and identified additional potential energy savings.

        Around 60 per cent of non-hazardous solid waste produced by sites in the Group able to report data was recycled. Less than 0.3 per cent of the total was classed as hazardous, as defined in local regulations.

        The Group has commissioned a biodiversity impact assessment across all operations. In Madagascar, plans for the operation to be self-sufficient in wood in 2007 remain on target and native hardwood is being planted in addition to fast-growing eucalyptus. Improved curing barns are being introduced which will be more sustainable and fuel efficient.

SOCIAL AND COMMUNITY INVESTMENT

        We purchase over 95 per cent of our tobacco from leaf suppliers and grow the remainder, primarily in Madagascar. We are a significant employer in Madagascar, both directly and indirectly. Employees have benefited from the Company securing electricity and food supplies, as well as making contributions towards local healthcare provision.

        In 2003, we extended the Social Responsibility in Tobacco Production programme across all our operations to ensure high standards for the cultivation and purchase of tobacco leaf. The programme covers integrated crop management, tobacco processing and socio-economic issues. It involves self-assessment, continual improvement and verification visits on an intended three-year cycle.

        The Board has decided that the Group will be guided on human rights issues by the Organisation for Economic Co-operation and Development guidelines for multinational enterprises, and a programme of social audit and performance improvement has been established.

        As a matter of policy, the Group does not employ children and our supplier policy promotes compliance with international standards on child labour. We are an active member of the Eliminating Child Labour Trust (www.endchildlabour.org).

        The Group has long supported community activities in the geographical areas of its operations and in 2003, our total charitable donations were £575,000.

        We support and encourage employees to participate in community activities and to raise money for charitable causes, and in many cases we match the money raised. We also match donations made by employees under the Give As You Earn scheme, administered through the Charities Aid Foundation.

TOBACCO INDUSTRY ISSUES

        Regulatory pressures on the industry have continued in 2003.

        In May 2003, the World Health Organisation's Framework Convention on Tobacco Control (FCTC) was adopted at the 56th World Health Assembly. We agree with several aspects of the Convention, most notably the need to prevent youth smoking and the urgent need to stamp out both smuggling and counterfeiting of tobacco products. However, the FCTC also includes measures more appropriately dealt with by other relevant authorities, and some that we believe are inappropriate. The Convention needs to be ratified by 40 countries before it comes into effect, 90 days after the fortieth country has done so.

        In 2001, the EU passed a Directive on the manufacture, presentation and sale of tobacco products. Imperial Tobacco, together with British American Tobacco, challenged it on the grounds that it violated several principles of European law. In December 2002, the European Court of Justice ruled that the Directive was valid.

        The Directive has now been transposed into national regulations in all Member States. Several EU accession countries are also starting to implement the Directive prior to their accession in May 2004. By actively sharing best practice and information across the Group, we are seeking to ensure we are in a strong position to meet these regulations.

        The most visible requirements of the Directive are the larger health warnings required for all tobacco products and the removal of descriptors such as "light" and "mild". In September 2003, the EU Commission adopted a Decision which outlines the use of pictorial health warnings that may replace the warnings on the back of the pack should a Member State choose to require them. It is unlikely that the precise details of the warnings will be known until September 2004.

        The Directive also required manufacturers and importers to submit details of all ingredients used in tobacco products to each Member State, along with any available toxicological data. In December 2002, we submitted ingredient information and toxicological data in all Member States, even in the absence of national regulations. The format in which the ingredient information was submitted has been accepted by most Member States.

        However, The Netherlands has rejected this format, and required the submission and publication of the detailed recipes of all tobacco products sold in the Dutch market. The Company believes that the Tobacco (Lists of Ingredients) Regulation 2003, which provides for publication of ingredients and formulae of tobacco products, goes beyond what is allowed by the EU Directive on which the Dutch regulation is based. Like any company, we have concerns about revealing unique product formulae and, together with other leading tobacco manufacturers, we began legal procedures in September 2003. Belgium has also expressed concerns about the format of the ingredients information, but as yet there has been no similar action.

        In December 2002, the Council of EU Health Ministers adopted a Recommendation on the prevention of smoking and on initiatives to improve tobacco control (2003/54/EC). The Recommendation is non-binding to the Member States and includes restrictions on vending machines, a ban on packs of less than 19 cigarettes and the prohibition of promotional items bearing tobacco brand names.

        The EU also passed a new Advertising and Sponsorship Directive in May 2003. Whilst the new Directive is narrower in scope than its predecessor, which was annulled by the European Court of Justice in October 2000, we believe it contains several flaws. Germany recognised this and voted against it, and is now challenging the Directive in the European Court of Justice.

        In the UK, the Advertising & Sponsorship Act came into force in February 2003. All advertising is now prohibited except at the point-of-sale, which may also be severely restricted if the draft regulations notified to the European Commission come into force. Sponsorship is also banned, but there is an exemption for world events such as Formula 1 and the Embassy World Snooker Championships until July 2005, in line with the dates set by the EU Advertising Directive.

        In Ireland, the Office of Tobacco Control has been established and the draft Public Health (Tobacco) Bill has been notified to the EU Commission. The Bill prohibits cigarette packs containing less than 20 cigarettes and the display of tobacco products at the point-of-sale. The Irish Government also intends to introduce a ban on smoking in public places from early February 2004. There is considerable opposition to this ban from the hospitality sector concerned at its effect on trade.

        The debate on smoking in public places continues in many countries. To date, the UK Government has indicated that it prefers to proceed with voluntary restrictions on smoking, working with the hospitality industry rather than introducing legislation.

        We remain committed to continuing to work constructively with individual governments and other regulatory bodies to ensure the sensible and proportionate regulation of tobacco products.

TAXATION

        We have seen the announcement of a number of significant tax increases across Western Europe during 2003, particularly in France, The Netherlands and Belgium, with the most notable being proposed in Germany. On 7 November 2003, the Federal Council Bundesrat decided to invoke a conciliation procedure to review the Government's tax proposals including the amounts, structure and timing of the increases. A final decision is expected in mid-December. We remain concerned that continued tax increases will fuel the level of illegal cross-border trade.

        The fall in the smuggling of Imperial Tobacco's brands back into the UK has been significant and encouraging. An investigation by the German authorities into Reemtsma trading practices, which relates to a period prior to the acquisition, is ongoing. In July 2003, we signed a Memorandum of Understanding with HM Customs & Excise in the UK, formalising the adoption of jointly developed protocols to combat the smuggling and counterfeiting of tobacco products. We continue our dialogue with governments in other markets to explore opportunities for the possible extension of protocols.

TOBACCO RELATED LITIGATION

        The one legal action in England and Wales, in which Imperial Tobacco was involved, has been dismissed.

        In Scotland, Imperial Tobacco is currently involved in 11 separate cases, where individual claimants are seeking damages for alleged smoking-related health effects. Of these cases, nine have been stayed. In one of the other cases, commenced by Alfred McTear in 1993, the trial started on 7 October 2003 and is scheduled to last until March 2004. In the other case, the claimant is representing himself and there has been no activity since July 2001.

        In the Republic of Ireland, the number of active individual claims against Imperial Tobacco currently stands at 45. Statements of claim have been served in 42 of these cases. Since 1997, 351 claims against Imperial Tobacco and other tobacco companies have been dismissed, discontinued or confirmed as not proceeding. No trial dates have been set in any of the claims against Imperial Tobacco.

        In The Netherlands, Imperial Tobacco has received claim letters on behalf of 44 individuals, although 15 of those individuals have now withdrawn. Other tobacco companies have received similar letters. Testimony has been taken from a majority of the claimants at preliminary hearings, but no actual proceedings have been commenced against Imperial Tobacco or any of its subsidiaries in The Netherlands.

        In Germany, one individual claimant had served proceedings on Imperial Tobacco. On 14 November 2003 the German court rejected this claim as being without merit.

        In Poland, one individual claimant has served proceedings on Imperial Tobacco. There have been several preliminary hearings with further hearings anticipated during 2004.

        In Australia, an individual claimant has served proceedings on seven tobacco companies including Imperial Tobacco. A statement of claim has been served.

        To date, no judgment has been entered against Imperial Tobacco and no action has been settled in favour of a claimant in any tobacco-related litigation involving Imperial Tobacco or any of its subsidiaries. Imperial Tobacco has been advised by its lawyers that it has meritorious defences to the legal proceedings in which individuals are seeking damages for alleged smoking-related health effects and to threatened actions of a similar nature.

FINANCIAL STATEMENTS

        The figures and financial information for the year ended 30 September 2003 do not constitute the statutory financial statements for that year. Those financial statements have not yet been delivered to the Registrar, nor have the Auditors yet reported on them. The accounting policies that have been adopted are consistent with those stated in the Annual Report and Accounts for the period ended 28 September 2002.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 SEPTEMBER 2003

	2002	2003
	(£m)
Turnover	11,412	8,296
Duty in turnover	(8,212)	(6,077)
Costs and overheads less other income	(2,319)	(1,616)

Operating profit	881	603

Group operating profit before amortisation and exceptional items	1,135	789
Amortisation	(203)	(83)
Exceptional items	(51)	(103)

Profit on disposal of fixed assets	12	—

Profit on ordinary activities before interest and taxation	893	603
Interest and other finance charges	(237)	(180)

Exceptional finance charges	—	(33)
Other interest and finance charges	(237)	(147)

Profit on ordinary activities before taxation	656	423
Taxation	(232)	(140)

Profit on ordinary activities after taxation	424	283
Equity minority interests	(3)	(11)

Profit attributable to shareholders	421	272
Dividends	(304)	(229)

Retained profit for the year	117	43

Earnings per ordinary share
Basic	58.1p	41.0p
Adjusted (before amortisation and exceptional items)	90.0p	68.4p
Diluted	57.9p	40.8p

Dividends per ordinary share
Interim	12.0p	10.0p
Proposed final	30.0p	23.0p

        All activities derive from continuing operations.

        There is no difference between the profit as shown above and that calculated on an historical cost basis.

        The 2002 comparatives include 4.5 months of Reemtsma results compared to a full year in 2003.

SEGMENTAL INFORMATION

	2003	2002
	(£m)
Turnover
By destination
UK	4,568	4,486
Germany	2,765	1,139
Rest of Western Europe	1,635	1,190
Rest of the World	2,444	1,481

International	6,844	3,810

	11,412	8,296

Operating profit
By destination
UK	406	390
Germany	228	67
Rest of Western Europe	307	217
Rest of the World	194	115

International	729	399

Trading operations	1,135	789
Amortisation	(203)	(83)
Exceptional items	(51)	(103)

	881	603

        Exceptional operating costs of £51m comprise £42m in respect of the reorganisation of the Group, announced in September 2002, to integrate Reemtsma with the Group's existing businesses, £5m in respect of the closure of the Meppel factory in The Netherlands and a further £4m to finalise the streamlining of the Group's operations announced in October 2001. These provisions relate primarily to termination of employment.

        In 2002 exceptional operating costs of £103m comprised £9m in respect of the streamlining announced in October 2001 and £94m in respect of the reorganisation of the Group following the Reemtsma acquisition. These costs related primarily to termination of employment.

EARNINGS PER SHARE

	2003	2002
Earnings per share
Basic	58.1p	41.0p
Adjustment for amortisation and exceptional items	31.9p	27.4p

Adjusted	90.0p	68.4p
Diluted	57.9p	40.8p

	2003	2002
	(£m)
Earnings
Basic	421	272

Adjusted	652	454

        Adjusted earnings per share are calculated before tax effected exceptional items of £28m (2002: £99m) and amortisation of £203m (2002: £83m), since the Directors consider that this gives a useful additional indication of underlying performance.

        There would be no significant dilution of earnings if the outstanding share options were exercised.

	2003	2002
	(Number)
Weighted average number of shares outstanding during the year
Basic	724,328,162	663,380,317
Effect of share options	3,225,153	3,677,285

Diluted	727,553,315	667,057,602

SUMMARY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 30 SEPTEMBER 2003

	2003	2002
	(£m)
Profit attributable to shareholders	421	272
Exchange movements on retranslation of net investments and related borrowings	101	10
Taxation credit on borrowings hedging overseas equity investments	33	2

Total recognised gains for the year	555	284

SUMMARY CONSOLIDATED BALANCE SHEET
AT 30 SEPTEMBER 2003

	2003	2002
	(£m)
Fixed assets
Intangible assets	3,807	3,563
Tangible assets	714	751
Investments	43	23

	4,564	4,337

Current assets
Stocks	1,009	977
Debtors	1,002	734
Investments	68	112
Cash	321	312

	2,400	2,135

Creditors: amounts falling due within one year	(2,875)	(2,322)

Net current liabilities	(475)	(187)

Total assets less current liabilities	4,089	4,150
Creditors: amounts falling due after more than one year	(3,485)	(3,694)
Provisions for liabilities and charges	(509)	(531)

Net assets/(liabilities)	95	(75)

Capital and reserves
Called up share capital	73	73
Share premium account	964	964
Profit and loss account	(961)	(1,129)

Equity shareholders' funds	76	(92)
Equity minority interests	19	17

	95	(75)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 30 SEPTEMBER 2003

	2003	2002
	(£m)
Profit attributable to shareholders	421	272
Dividends	(304)	(229)

Retained profit for the year	117	43
Rights issue	—	985
Goodwill exchange movements	(83)	(10)
Other net exchange movements	101	10
Taxation credit on borrowings hedging overseas equity investments	33	2

Net addition to shareholders' funds	168	1,030
Opening shareholders' funds	(92)	(1,122)

Closing shareholders' funds	76	(92)

SUMMARY CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER 2003

	2003	2002
	(£m)
Net cash inflow from operating activities	802	824

Returns on investments and servicing of finance	(237)	(156)

Taxation	(154)	(157)

Capital expenditure and financial investment	(99)	(54)

Acquisitions
Payments to acquire businesses	(2)	(3,442)
Net cash acquired with businesses	—	266
Deferred consideration in respect of prior year acquisitions	(47)	—

Net cash outflow from acquisitions	(49)	(3,176)
Equity dividends paid	(254)	(184)

Net cash inflow/(outflow) before management of liquid resources and financing	9	(2,903)

Management of liquid resources	58	233

Financing
Issue of ordinary share capital	—	985
(Decrease)/increase in borrowings	(86)	1,798

(Decrease)/increase in cash in the year	(19)	113

RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES

	2003	2002
	(£m)
Operating profit	881	603
Depreciation and amortisation	286	137
(Decrease)/increase in provisions for liabilities and charges	(69)	78
Decrease in stocks	62	11
Increase in debtors	(233)	(50)
(Decrease)/increase in creditors	(125)	45

Working capital cash (outflow)/inflow	(296)	6

Net cash inflow from operating activities	802	824

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2003	2002
	(£m)
(Decrease)/increase in cash in the year	(19)	113
Cash outflow/(inflow) from decrease/(increase) in debt	86	(1,798)
Cash inflow from decrease in liquid resources	(58)	(233)

Change in net debt resulting from cash flows	9	(1,918)
Currency and other movements	(382)	(35)
Current asset investments acquired with subsidiary	—	199
Loans acquired with subsidiary	—	(20)
Deferred consideration	—	(381)

Movement in net debt in the year	(373)	(2,155)
Opening net debt	(3,695)	(1,540)

Closing net debt	(4,068)	(3,695)

ANALYSIS OF NET DEBT

	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total
	(£m)
As at 28 September 2002	312	112	(93)	(3,645)	(381)	(3,695)
Cash flow	(19)	(58)	(501)	587	—	9
Exchange movements	28	14	(11)	(369)	(44)	(382)

As at 30 September 2003	321	68	(605)	(3,427)	(425)	(4,068)

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). Such principles differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). A summary of principal differences and additional disclosures applicable to the Group is set out below.

	Explanation Reference		2003	2002
			(£m)
Profit attributable to shareholders under UK GAAP			421	272
US GAAP adjustments:
Pensions	(i	)	2	13
Amortisation of goodwill	(ii	)	194	48
Amortisation of brands/trade marks/licences	(ii	)	(102)	(38)
Deferred taxation	(iii	)	57	16
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(82)	(10)
Employee share schemes charge to the profit and loss account	(vii	)	6	(4)
Acquisitions inventory step-up	(viii	)	—	(42)
Restructuring costs on acquisition	(ix	)	—	44

Net income under US GAAP			496	299

			2003	2002
Amounts in accordance with US GAAP
Basic net income per ordinary share	(x	)	68.5p	45.1p
Basic net income per ADS	(x	)	137.0p	90.2p
Diluted net income per ordinary share	(x	)	68.2p	44.8p
Diluted net income per ADS	(x	)	136.4p	89.6p
	Explanation Reference		2003	2002
			(£m)
Equity shareholders' funds under UK GAAP			76	(92)
US GAAP adjustments:
Pensions	(i	)	345	335
Goodwill, less accumulated amortisation of £(190)m (2002: £4m)	(ii	)	(1,060)	(1,122)
Brands/trade marks/licences, less accumulated amortisation of £162m (2002: £62m)	(ii	)	2,921	2,712
Deferred taxation	(iii	)	(1,008)	(967)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	13	95
Proposed dividend	(v	)	217	167
ESOT shares	(vi	)	(36)	(19)
Employee share schemes	(vii	)	2	(4)

Shareholders' funds under US GAAP			1,470	1,105

(i)    Pensions

        Under UK GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24). Its objectives and principles are broadly in line with those set out in the US accounting standard for pensions, Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (SFAS 87). However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

        In accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet for the UK and Irish pension schemes. A pension liability and related pension expense is recognised for the German unfunded pension schemes.

        Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87. Under SFAS 87, a pension asset representing the excess of Imperial Tobacco Pension Fund assets over benefit obligations has been recognised in the balance sheet.

(ii)   Intangible assets

        Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on, or after, 27 September 1998 are capitalised and amortised over their useful life, not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

        Under US GAAP, identifiable intangible assets are separately valued and amortised over their useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights which are being amortised over 25 to 30 years.

        The Company adopted SFAS 142, "Goodwill and Other Intangible Assets" with effect from 1 July 2001 and accordingly goodwill generated on acquisitions after this date was not amortised. For purchase transactions prior to 1 July 2001, goodwill was capitalised and amortised over its useful life. From 29 September 2002, in accordance with SFAS 142, the Company no longer amortises goodwill but rather will test such assets for impairment on an annual basis or where there is an indicator of impairment.

        The Company has completed the first step of the impairment test under the transitional requirements of SFAS 142 and an annual impairment review as of 30 September 2003. No impairment charge of goodwill was indicated. A reconciliation of previously reported net income under US GAAP and income per share to the amounts adjusted for the exclusion of goodwill amortisation is presented below. Income per ordinary share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average ordinary shares outstanding for all periods presented.

	2003	2002
	(£m)
Net income under US GAAP	496	299
Adjustment for net goodwill amortisation	—	27

Adjusted	496	326

Basic net income per ordinary share	68.5p	45.1p
Adjustment for net goodwill amortisation	—	4.1p

Adjusted	68.5p	49.2p

Diluted net income per ordinary share	68.2p	44.8p
Adjustment for net goodwill amortisation	—	4.0p

Adjusted	68.2p	48.8p

(iii) Deferred taxation

        Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

        US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful economic lives of the underlying intangible assets.

(iv)  Derivative financial instruments

        The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments, that reduce exposures on anticipated future transactions, may be accounted for using hedge accounting.

        US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v)   Proposed dividends

        Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year's earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

        Under US GAAP, dividends are recorded in the period in which they are approved by the shareholders.

(vi)  Shares held by the Employee Share Ownership Trusts (ESOTs)

        Under UK GAAP, shares held by the Trusts are recorded at cost and reflected as a fixed asset investment in the Group's balance sheet.

        Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds.

(vii) Employee share schemes charge to the profit and loss account

        Under UK GAAP, the cost of shares purchased by the ESOTs in conjunction with an employee share scheme are charged to the profit and loss account according to the book value of the shares at the date of purchase. The cost of employee share schemes not held under the ESOTs are charged using the quoted market price of shares at the date of grant. The charge is accrued over the vesting period of the shares in both cases.

        Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(viii) Inventory step-up

        On acquisition under UK GAAP, the fair value of inventory is represented by the acquired companies' current cost of reproducing that inventory.

        On acquisition under US GAAP, the fair value represents the selling price less any further costs to be incurred to sale.

(ix)  Restructuring costs

        On acquisition under UK GAAP, restructuring provisions may only be recognised as a fair value adjustment, if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

        On acquisition under US GAAP, restructuring liabilities relating solely to the acquired entity may be provided in the opening balance as a fair value exercise, if specific criteria about restructuring plans are met.

(x)   Net income per ordinary share

        Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares. Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes. There would be no significant dilution of earnings if outstanding share options were exercised.

        Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        All statements, other than statements of historical fact, included herein, are, or may be deemed to be, "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act 1934, as amended. For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco's Annual Report on Form 20-F for the fiscal year ended 28 September 2002, filed with the Securities and Exchange Commission, on 14 February 2003.

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  Exhibit 99.1
IMPERIAL TOBACCO GROUP PLC PRELIMINARY RESULTS FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2003
HIGHLIGHTS
FINANCIAL HIGHLIGHTS
CHAIRMAN'S STATEMENT
OPERATING AND FINANCIAL REVIEW
FINANCIAL STATEMENTS
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 30 SEPTEMBER 2003
SEGMENTAL INFORMATION
EARNINGS PER SHARE
SUMMARY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 30 SEPTEMBER 2003
SUMMARY CONSOLIDATED BALANCE SHEET AT 30 SEPTEMBER 2003
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 30 SEPTEMBER 2003
SUMMARY CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 SEPTEMBER 2003
RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
ANALYSIS OF NET DEBT
SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS